EXHIBIT 21

CANTEL MEDICAL CORP.

Subsidiaries of Registrant

Carsen Group, Inc.	(Incorporated under the laws of Ontario, Canada)

Medivators Inc.	(Incorporated under the laws of Minnesota)

Medivators B.V.	(Incorporated under the laws of The Netherlands)

Medivators Japan K.K.	(Incorporated under the laws of Japan)

Medivators Asia/Pacific Ltd.	(Incorporated under the laws of Singapore)

Biolab Equipment Ltd.	(Amalgamated under the laws of Ontario, Canada)

Mar Cor Purification, Inc.	(Incorporated under the laws of Pennsylvania)

Saf-T-Pak Inc.	(Incorporated under the laws of Canada)

Crosstex International, Inc.	(Incorporated under the laws of New York)

Strong Dental Products, Inc.	(Incorporated under the laws of Nevada)